Corporate Office: 25 St. James’s Street London, SW1A 1HA United Kingdom

November 3, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt, Senior Staff Accountant

Chris Diets, Senior Staff Accountant

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36085

Ladies and Gentlemen:

CNH Industrial N.V. (the “Company”) has received a follow-up comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated October 20, 2022 (the “Comment Letter”). The Comment Letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed on March 1, 2022 (the “Form 20-F”). The Company received the initial comment letter from the Staff on September 28, 2022 and responded by letter dated October 12, 2022.

The Company notes that the Staff has requested that the Company provide a response to the Comment Letter within ten business days from the date of the Comment Letter. The Company is reviewing the Staff’s comment and is preparing a response. Regrettably the Company does not believe that it will be able to respond properly to the Staff’s comments within the period requested. As our counsel at Sullivan & Cromwell LLP discussed with Ms. Ebbert, the Company would like to request an extension of the Staff’s deadline and submit its response to the Staff’s comments no later than November 10, 2022, i.e., an additional five business days from the Staff’s original deadline. We appreciate the Staff’s accommodation in this regard.

Thank you again for your consideration. Please feel free to contact me by telephone (+39-335-828-3371) or by email (oddone.incisa@cnhind.com) or Scott D. Miller of Sullivan & Cromwell LLP (+1-212-558-3109 or millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer CNH Industrial N.V.

cc:	Roberto Russo

Robert Keating

(CNH Industrial N.V.)

Scott Miller

(Sullivan & Cromwell LLP)